Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Three and Nine Months Ended September 30, 2005 and 2004

(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Basic - assumes no dilution:
Net income (loss) for the period	$1,021	$(12,644)	$61,176	$27,984

Weighted average number of common shares outstanding during the period	42,933	42,773	42,895	42,743

Net income (loss) per share – basic	$0.02	$(0.30)	$1.43	$0.65

Diluted - assumes full dilution:
Net income (loss) for the period	$1,021	$(12,644)	$61,176	$27,984
Interest expense, net of tax, on dilutive Senior Convertible Notes	—	—	2,054	2,054

Adjusted net income (loss) for the period	$1,021	$(12,644)	$63,230	$30,038

Weighted average number of common shares outstanding during the period	42,933	42,773	42,895	42,743
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	227	—	134	49
Common stock units related to Deferred Equity Compensation Plan for Directors	188	—	188	156
Common stock units related to Deferred Compensation Plan for Employees	146	—	146	26
Restricted common stock units related to Incentive Compensation Plan	192	—	123	—
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	—	—	4,343	4,343

Total common and common equivalent shares adjusted to calculate diluted earnings per share	43,686	42,773	47,829	47,317

Net income (loss) per share – diluted	$0.02	$(0.30)	$1.32	$0.63